Noble House Entertainment Inc. Acquired Assets - Valuation at June 30, 2005									EXHIBIT 1 TO OUR RESPONSE LETTER OF APRIL 6, 2006

	Movies - Scripts	Valuation on Nov. 30, 2004 (date of acquisition)	Revenue earned up to June 30, 2005	Valuation re-assessment at June 30, 2005		Estimated Production budget	Net Budget Cost (After Rebates & Deferral)*	Estimated revenue by territory after distribution commission			Estimated net profit**
		CDN$	CDN$	CDN$				Low	Medium	High	Low	Medium	High

1	King of Sorrow	$25,000	0	25000		$6,200,000	$1,050,000	1,567,000	2,480,500	4,912,000	$413,600	$1,144,400	$3,089,600
2	Forgiven	$50,000	0	50000		$8,400,000	$1,950,000	$3,500,000	$6,440,000	$9,760,000	$1,240,000	$3,592,000	$6,248,000
3	Harry Bloom	$50,000	0	25000		$5,000,000	$1,050,000	1,567,000	2,480,500	4,912,000	$413,600	$1,144,400	$3,089,600
4	Chopin	$15,000	0	15000		$9,500,000	$2,100,000	4,420,000	8,060,000	$15,990,000	$1,856,000	$4,768,000	$11,112,000
5	The Righteous	$15,000	0	15000		$8,000,000	$1,950,000	$3,500,000	$6,440,000	$9,760,000	$1,240,000	$3,592,000	$6,248,000
6	Prophet of War	$15,000	0	5000	1	$1,500,000	$400,000	1,267,000	2,325,000	3,535,000	$693,600	$1,540,000	$2,508,000
7	On the Run	$15,000	0	0		CURRENTLY NOT SCHEDULED FOR PRODUCTION.
8	Boarding School	$15,000	0	15000		$3,800,000	$700,000	950,000	1,875,000	2,950,000	$200,000	$940,000	$1,800,000
9	The Trade aka Skin Trade	$15,000	0	15000		$5,200,000	$1,000,000	1,870,000	3,410,000	6,765,000	$696,000	$1,928,000	$4,612,000
10	In the Name of the Son	$15,000	0	7500	1	$2,500,000	$750,000	850,000	1,750,000	2,250,000	$80,000	$800,000	$1,200,000

		$230,000	$0	$172,500
							* Based on hard costs absorbed by NH as well as repayment on first revenue of other investing parties.				**Assumed 20% of profit to be retained by other investing parties.
	Movies - Distribution Contracts

1	Copper Mountain	$20,000		20000
2	Prince of Central Park	$2,000		0	2
3	Chop Suey Productions	$50,000		10000
4	One Eyed King	$15,000	5031	15000
5	Due Process	$15,000	0	15000
6	Son Beyond Redemption	$12,000		0	2
7	Not Even the Trees	$6,000		0	2

		$120,000	$5,031	$60,000

	TOTAL VALUATION	$350,000	$5,031	$232,500

1	In both these cases, the original scripts will most likely require major revision. Reduction in the carrying costs reflect the Management's estimate of the core story work.

2	The management has for now decided not to pursue sub-distributors for these movies and hence they are unlikely to generate any future revenue.